UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IN8bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

45674E 109

(CUSIP Number)

December 13, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674E 109	Page 2 of 5 Pages

1.	Name of Reporting Persons Transcend Partners Opportunity Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,222,485 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,222,485 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,222,485 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of shares of Common Stock held by Transcend Partners Opportunity Fund I LLC (“Transcend”). Any action with respect to the shares of Common Stock held by Transcend, including voting and dispositive decisions, requires at least a majority vote of its managing members, Grant Fairbairn, Nina Fairbairn, and Scott Kintz, each of whom disclaim beneficial ownership of such shares.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 31,991,130 shares of Common Stock of the Issuer outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, and (ii) 11,249,588 shares of Common Stock of the Issuer issued in connection with a private placement that closed on December 13, 2023.

CUSIP No. 45674E 109	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

IN8bio, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

350 5th Avenue, Suite 5330

New York, NY 10118

Item 2(a).	Name of Person Filing

This Amendment No. 1 to Schedule 13G (this “Statement”) is filed by Transcend Partners Opportunity Fund I LLC (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

10 Orinda View Road

Orinda, CA 94563

Item 2(c).	Citizenship

The citizenship of each of the Reporting Person is the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number

45674E 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned: See response to Item 9 on the cover page.

(b) Percent of class: See response to Item 11 on the cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote: See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of: See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

CUSIP No. 45674E 109	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 45674E 109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

TRANSCEND PARTNERS OPPORTUNITY FUND I LLC

By:	/s/ Nina Fairbairn
Name:	Nina Fairbairn
Title:	Managing Member